FORM 9

NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

(or securities convertible or exchangeable into listed securities)

Name of Listed Issuer:	Symbol(s):
IM Cannabis Corp. (the "Issuer").	IMCC

Date:  December 1, 2021

Is this an updating or amending Notice: ☐Yes ☒ No

If yes provide date(s) of prior Notices:  __________________.

Issued and Outstanding Securities of Issuer Prior to Issuance:  [●]1 common shares.

Pricing

Date of news release announcing proposed issuance:  December 1, 2021  or

Date of confidential request for price protection: ________________

Closing Market Price on Day Preceding the news release: $5.40 or

Day preceding request for price protection: __________________

Closing

Number of securities to be issued: [●]2 common shares

Issued and outstanding securities following issuance:  [●]3 common shares

Instructions:

1. For private placements (including debt settlement), complete tables 1A and 1B in Part 1 of this form.

2. Complete Table 1A - Summary for all purchasers, excluding those identified in Item 8.

1 The number of securities issued and outstanding prior to issuance of the proposed securities shall be determined immediately prior to the closing of the Transaction (as defined herein). An amended Form 9 shall be submitted forthwith upon the issuance of shares according to the Agreement (as defined below) and relevant pricing requirements pursuant to Canadian Securities Exchange policies.

2 The number of securities to be issued shall be determined in accordance with the Agreement (as defined and as detailed in in Part 2, section 2 herein) and relevant pricing requirements pursuant to Canadian Securities Exchange policies. An amended Form 9 shall be submitted forthwith upon the issuance of shares according to the Agreement.

3 The number of issued and outstanding securities following the issuance will be determined following the issuance of the Consideration Shares (as defined herein) according to the Agreement. An amended Form 9 shall be submitted forthwith upon the issuance of shares according to the Agreement and relevant pricing requirements pursuant to Canadian Securities Exchange policies.

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3. Complete Table 1B - Related Persons only for Related Persons

4. If shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition) please proceed to Part 2 of this form.

5. An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10 - Notice of Proposed Transaction

6. Post the completed Form 9 to the CSE website in accordance with Policy 6 - Distributions.  In addition, the completed form must be delivered to listings@thecse.com with an appendix that includes the information in Table 1B for ALL placees.

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Part 1. Private Placement

Table 1A - Summary

Each jurisdiction in which purchasers reside	Number of Purchasers	Price per Security	Total dollar value (CDN$) raised in the jurisdiction

Total number of purchasers:
Total dollar value of distribution in all jurisdictions:

Table 1B - Related Persons

Full Name &Municipality of Residence of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security (CDN$)	Conversion Price (if Applicable) (CDN$)	Prospectus Exemption	Total Securities Previously Owned, Controlled or Directed	Payment Date(1)	Describe relations -hip to Issuer (2)

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1. Total amount of funds to be raised: N/A

2. Provide full details of the use of the proceeds.  The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material. N/A

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3. Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer: N/A

4. If securities are issued in forgiveness of indebtedness, provide details of the debt agreement(s) or and the agreement to exchange the debt for securities.

5. Description of securities to be issued:

(a) Class  N/A

(b) Number N/A

(c) Price per security N/A

(d) Voting rights N/A

6. Provide the following information if warrants, (options) or other convertible securities are to be issued:

(a) Number N/A

(b) Number of securities eligible to be purchased on exercise of warrants (or options)  N/A

(c) Exercise price N/A

(d) Expiry date N/A

7. Provide the following information if debt securities are to be issued:

(a) Aggregate principal amount N/A

(b)  Maturity date N/A

(c)  Interest rate N/A

(d)  Conversion terms N/A

(e)  Default provisions N/A

8. Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

(a) Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A

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(b) Cash N/A

(c) Securities N/A

(d) Other N/A

(e) Expiry date of any options, warrants etc. N/A

(f) Exercise price of any options, warrants etc. N/A

9. State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship

N/A

10. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

N/A

11. State whether the private placement will result in a change of control.

N/A

12. Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders.

N/A

13. Each purchaser has been advised of the applicable securities legislation restricted or seasoning period.  All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102 Resale of Securities.

N/A

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Part 2. Acquisition

1. Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable).  The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material:

IMC Holdings Ltd. ("IMC Holdings"), the Issuer's wholly-owned Israeli subsidiary, signed a definitive agreement (the "Agreement") with Mr. Eitan Hevroni, Eitan Hevroni Entrepreneurship Ltd. ("Hevroni Entrepreneurship"), Oranim Plus Pharm Ltd. (the "Oranim Plus") and Oranim Pharm Partnership ("Oranim Pharm"), pursuant to which IMC Holdings will acquire 51.3% of the outstanding ordinary shares of Oranim Plus (the "Oranim Plus Shares"). Oranim Plus holds 99.5% of the rights in Oranim Pharm. The acquisition will result in IMC Holdings owning 51% of the rights in Oranim Pharm (the "Transaction"). Oranim Pharm is located in Jerusalem. As of the date of this Form 9, Oranim Pharm is one of the largest pharmacies selling medical cannabis in Israel and the largest pharmacy selling medical cannabis in the Jerusalem area. The Transaction will close upon receipt of all requisite approvals, including from the Israeli Medical Cannabis Unit ("Closing"). At Closing, the Oranim Plus Shares will be transferred to IMC Holdings, resulting in IMC Holdings holding 51% of the rights in Oranim Pharm. As consideration for the Transaction, IMC Holdings will pay an aggregate purchase price of approximately $4.9 million, consisting of approximately $4.3 million in cash (the "Cash Consideration") and approximately $630,000 payable in common shares of the Issuer ("Consideration Shares"). The Cash Consideration will be paid in two instalments, with 50% paid at signing of the definitive agreement and the remaining 50% payable at Closing. The number of Consideration Shares issuable will be calculated based on the average closing price of the Issuer's common shares on the Nasdaq Capital Market over the 14 trading day period immediately preceding Closing.

2. Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material:

Under the Agreement, IMC Holdings will directly acquire 51.3% of the Oranim Plus Shares and indirectly acquire 51% of the rights in Oranim Pharm, as described in Part 2, section 1. Prior to the Transaction, none of Eitan Hevroni, Hevroni Entrepreneurship, Oranim Plus or Oranim Pharm were Related Persons of the Issuer.

3. Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

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(a) Total aggregate consideration in Canadian dollars: approximately $4,900,0004

(b) Cash: approximately $4,300,0005

(c) Securities (including options, warrants etc.) and dollar value: [●]6  common shares for an aggregate value of $630,0007

(d) Other: N/A

(e) Expiry date of options, warrants, etc. if any: N/A

(f) Exercise price of options, warrants, etc. if any: N/A

(g) Work commitments: N/A

3. State how the purchase or sale price was determined (e.g. arm's-length negotiation, independent committee of the Board, third party valuation etc).

Arm's-length negotiation

4. Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer:

N/A

5. The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (CDN$)	Conversion price (if applicable)	Prospectus Exemption	Total Securities, Previously Owned, Controlled or Directed by Party	Describe relationship to Issuer(1)
Eitan Hevroni	[●][8] common shares	[●][9]	N/A	N/A - offshore	Nil	Arm's length

4 Based on the conversion of the purchase price of NIS 11.94 million.

5 Based on the conversion of the aggregate consideration of NIS 10.40 million.

6 The number of securities to be issued shall be determined in accordance with the Agreement (as defined herein and as detailed in in Part 2, section 2 above) and relevant pricing requirements pursuant to Canadian Securities Exchange policies. An amended Form 9 shall be submitted forthwith upon the issuance of the Consideration shares (as defined in Part 2, section 2 above) according to the Agreement.

7 Based on the conversion of the aggregate value of Consideration Shares issuable of NIS 1.54 million.

8 The number of securities to be issued shall be determined in accordance with the Agreement (as defined herein and as detailed in in Part 2, section 2 above) and relevant pricing requirements pursuant to Canadian Securities Exchange policies. An amended Form 9 shall be submitted forthwith upon the issuance of the Consideration shares ((as defined in Part 2, section 2 above) according to the Agreement.

9 The deemed price will be disclosed with an amended Form 9 which shall be submitted forthwith once determined according to the terms of the Agreement and relevant pricing requirements pursuant to Canadian Securities Exchange policies.

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(1) Indicate if Related Person

6. Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: Customary representations and warranties under the Agreement and management's legal and financial due diligence.

7. Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.):

(a) Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A

(b) Cash N/A

(c) Securities N/A

(d) Other N/A

(e) Expiry date of any options, warrants etc. N/A

(f) Exercise price of any options, warrants etc. N/A

8. State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship. N/A

9. If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A

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Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2. As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3. the Issuer has obtained the express written consent of each applicable individual to:

(a) the disclosure of their information to the Exchange pursuant to this Form or otherwise pursuant to this filing; and

(b) the collection, use and disclosure of their information by the Exchange in the manner and for the purposes described in Appendix A or as otherwise identified by the Exchange, from time to time

4. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

5. All of the information in this Form 9 Notice of Issuance of Securities is true.

Dated December 1, 2021.

Oren Shuster
Name of Director or Senior Officer

"Oren Shuster"
Signature

Chief Executive Officer
Official Capacity

FORM 9 - NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 9

Appendix A

PERSONAL INFORMATION COLLECTION POLICY REGARDING FORM 9

The Canadian Securities Exchange and its subsidiaries, affiliates, regulators and agents (collectively, "CSE or the "Exchange") collect and use the information (which may include personal or other information) which has been provided in Form 9 for the following purposes:

• To determine whether an individual is suitable to be associated with a Listed Issuer;

• To determine whether an issuer is suitable for listing;

• To determine whether allowing an issuer to be listed or allowing an individual to be associated with a Listed Issuer could give rise to investor protection concerns or could bring the Exchange into disrepute;

• To conduct enforcement proceedings;

• To ensure compliance with Exchange Requirements and applicable securities legislation; and

• To fulfil the Exchange's obligation to regulate its marketplace.

The CSE also collects information, including personal information, from other sources, including but not limited to securities regulatory authorities, law enforcement and self-regulatory authorities, regulation service providers and their subsidiaries, affiliates, regulators and agents. The Exchange may disclose personal information to these entities or otherwise as provided by law and they may use it for their own investigations.

The Exchange may use third parties to process information or provide other administrative services. Any third party will be obliged to adhere to the security and confidentiality provisions set out in this policy.

All personal information provided to or collected by or on behalf of The Exchange and that is retained by The Exchange is kept in a secure environment. Only those employees who need to know the information for the purposes listed above are permitted access to the information or any summary thereof. Employees are instructed to keep the information confidential at all times.

Information about you that is retained by the Exchange and that you have identified as inaccurate or obsolete will be corrected or removed.

If you wish to consult your file or have any questions about this policy or our practices, please write the Chief Privacy Officer, Canadian Securities Exchange, 220 Bay Street - 9th Floor, Toronto, ON, M5J 2W4.

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